UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For July 18, 2012

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

July 16, 2012.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Ref. Transportadora de Gas del Sur S.A. (“TGS”)

Dear Sirs,

The purpose hereof is to inform you -pursuant to the requirements of the regulations under the United States Securities and Exchange Act- that Compañía de Inversiones de Energía S.A. (“CIESA”), the holding company of TGS, has entered into a settlement agreement (the “Agreement”) with PAMPA ENERGÍA S.A., as creditor and opposite litigating party in its capacity as assignee of the rights of AEI, in the case “Compañía de Inversiones de Energía S.A. v. AEI f/k/a Ashmore Energy International f/k/a Prisma Energy International Inc., AEI v. Compañía de Inversiones de Energía S.A., Petrobras Hispano Argentina S.A., Petrobras Energía S.A., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena” currently pending before the courts of the State of New York (the “Litigation”), seeking from CIESA, inter alia, payment of US$201,475,755 in principal amount plus US$138,086,561 in interest, on account of nominal value US$199,600,000 of Notes (Obligaciones Negociables) issued on April 22, 1997 and other financial debt (the “Financial Debt”).

As results of the Agreement: (a) the parties thereto terminated all their claims, actions and rights under the Litigation, thus extinguishing them; (b) CIESA cancelled the aggregate Financial Debt by means of (i) the transfer of 34,133,200 TGS Class B common shares –representing 4.3% in TGS-, to Pampa Inversiones S.A. (“PISA”) ; (ii) the payment of US$129,875,187 on account of principal amount due under the Financial Debt; and (iii) the waiver and release of the debt in the amount of US$152,252,723 owed as principal amount and interest under the Financial Debt; and (iv) once the pending governmental approval is obtained, PISA shall receive shares of stock representing 40% of the capital stock in CIESA that is held in trust by The Royal Bank of Scotland, Sucursal Argentina, upon completion thereof PISA would be the direct and indirect holder of 50% of the capital stock of CIESA.

Sincerely,

Adrián Hubert

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: July 18, 2012